UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANADIGICS, INC.

(Name of Subject Company (Issuer))

ALOHA ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

ALOHA HOLDING COMPANY, INC.

(Name of Filing Person (Parent of Offeror))

GAAS LABS, LLC

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

John L. Ocampo

President

GaAs Labs, LLC

Aloha Holding Company, Inc.

Aloha Acquisition Sub, Inc.

28013 Arastradero Road

Los Altos, California 94022

(408) 387-7756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,261,090.75	$3,248.70

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (A) 88,836,561 outstanding shares of common stock, par value $0.01 per share (“Shares”), of ANADIGICS, Inc. (“Anadigics”), (B) 8,542 Shares subject to issuance pursuant to outstanding options with an exercise price less than the offer price of $0.35 per Share, (C) 3,044,442 Shares subject to issuance pursuant to outstanding time-based restricted stock units, and performance-based restricted stock units earned prior to the end of the offer, and (D) up to 285,000 Shares issuable with respect to the current offering period under Andigics’s Employee Stock Purchase Plan, with such sum multiplied by the offer price of $0.35 per Share. The calculation of the filing fee is based on information provided by Anadigics as of November 20, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by GaAs Labs, LLC, a California limited liability company (“GaAs Labs”), Aloha Holding Company, Inc., a Delaware corporation (“Aloha”) and wholly-owned subsidiary of GaAs Labs, and Aloha Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Aloha. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), at a price of $0.35 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of November 11, 2015, by and among Aloha, Purchaser, and Anadigics, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 6 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is ANADIGICS, Inc., a Delaware corporation. The principal executive offices of Anadigics are located at 141 Mt. Bethel Road, Warren, New Jersey 07059 and the telephone number is (908) 668-5000.

(b) This Schedule TO relates to all of the outstanding shares of common stock, par value $0.01 per share, of Anadigics. Anadigics has advised Purchaser and Aloha that, as of November 20, 2015, there were 88,836,561 Shares outstanding. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Purchaser, Aloha and GaAs Labs. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Aloha and GaAs Labs” and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 1, 2, 3, 4, 5, 11, 13 and 15 of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Merger Agreement; Other Agreements,” “Certain Effects of the Offer” and “Conditions to the Offer,” respectively, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 8, 10, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Aloha and GaAs Labs,” “Background of

the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics,” “The Merger Agreement; Other Agreements” and “Purpose of the Offer; Plans for Anadigics,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) through (7) The information set forth in the “Summary Term Sheet,” the “Introduction” and Sections 10, 11, 12, 13 and 14 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Anadigics,” “Certain Effects of the Offer” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the “Summary Term Sheet” and Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Aloha and GaAs Labs” and in Annex A to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 17 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not Applicable.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the “Summary Term Sheet” and Sections 8, 10, 11, 12 and 16 of the Offer to Purchase entitled “Certain Information Concerning Purchaser, Aloha and GaAs Labs,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for Anadigics” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

Items 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 24, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2015, among Aloha, Purchaser and Anadigics (incorporated by reference to Exhibit 2.1 of Anadigics’s Current Report on Form 8-K filed on November 12, 2015 (File No. 000-25662)).

Exhibit No.	Description

(d)(2)	Guarantee, dated as of November 11, 2015, by GaAs Labs in favor of Anadigics.

(d)(3)	Mutual Non-Disclosure and Standstill Agreement, dated as of September 15, 2015, between GaAs Labs and Anadigics.

(d)(4)	Exclusivity Agreement, dated as of October 20, 2015, between GaAs Labs and Anadigics.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

ALOHA ACQUISITION SUB, INC.

By:	/s/ John L. Ocampo
Name: John L. Ocampo
Title: President

ALOHA HOLDING COMPANY, INC.

By:	/s/ John L. Ocampo
Name: John L. Ocampo
Title: President

GAAS LABS, LLC

By:	/s/ John L. Ocampo
Name: John L. Ocampo
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on November 24, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2015, among Aloha, Purchaser and Anadigics (incorporated by reference to Exhibit 2.1 of Anadigics’s Current Report on Form 8-K filed on November 12, 2015 (File No. 000-25662)).

(d)(2)	Guarantee, dated as of November 11, 2015, by GaAs Labs in favor of Anadigics.

(d)(3)	Mutual Non-Disclosure and Standstill Agreement, dated as of September 15, 2015, between GaAs Labs and Anadigics.

(d)(4)	Exclusivity Agreement, dated as of October 20, 2015, between GaAs Labs and Anadigics.

(g)	Not applicable.

(h)	Not applicable.